

October 8, 2014

Via E-mail
Vivien N. Hastings, Esq.
Senior Vice President, Secretary and General Counsel
WCI Communities, Inc.
24301 Walden Center Drive
Bonita Springs, Florida 34134

> **Re:** **WCI Communities, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 18, 2014**
> **File No. 333-198827**

Dear Ms. Hastings:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 22. Undertakings, page II-11

1.   Please provide the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Exhibit 5.2 Opinion of Vivien N. Hastings

2.   We note counsel's opinion that "the Notes and Guarantees will have been duly authorized by all necessary corporate action of the Specified Guarantors." Section 11.B.1.e of the Division of Corporation Finance Staff Legal Bulletin No. 19 requires that a binding obligation opinion encompass that each guarantor validly exists, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. Please have counsel revise its opinion accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Marc D. Jaffe (*via e-mail*)
        Latham & Watkins LLP